SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________________________________

PhotoMedex, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________________________________________

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

_____________________________________________________

719 358 301
(CUSIP Number of Class of Securities Underlying Options)

_____________________________________________________
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Dennis McGrath
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, Pennsylvania 18936
(215) 619-3600
_____________________________________________________

Copies of all correspondence to:

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
Fax (215) 963-5001
_____________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$152,040	$10.84

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 28,000 shares of Common Stock of Issuer, having an aggregate value of $152,040 as of December 1, 2010 will be issued pursuant to this offer.  The aggregate value of such shares was calculated based on the closing price of $5.43 of the Common Stock on December 1, 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10.84
Form or Registration No.:	Schedule TO
Filing party:	PhotoMedex, Inc.
Date filed:	December 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "SCHEDULE TO") filed with the Securities and Exchange Commission on December 2, 2010, and amended on December 15, 2010 and December 20, 2010, relating to an offer by PhotoMedex, Inc., a Nevada corporation as of December 29, 2010 (the "Company"), to its employees, members of the Board of Directors and other active service-providers holding options which were issued under the Company’s various equity compensation plans and which had exercise prices greater than $10.00 per share (the "Exchange Offer").

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 3 should be read in conjunction with the Schedule TO, as previously amended.

Item 4. Terms of the Transaction.

       Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on December 31, 2010 at 3:00 p.m., Pacific Standard Time. Options to purchase 68,653 shares of Common Stock of the Company were tendered for cancellation and replenishment of the plans from which the options had been issued. In exchange for such options, the Company has issued 22,063 shares of Common Stock out of its 2005 Equity Compensation Plan. The shares so issued out of the 2005 Equity Compensation Plan were registered under Form S-8, filed with the Securities and Exchange Commission on December 3, 2010.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options for Common Stock, including Schedules A and B*

(a)(1)(B)	Instructions To Election Form And Information Sheet, and Election Form and Information Sheet*

(a)(1)(C)	Transmittal Letter, dated December 1, 2010*

(a)(1)(D)	Amendment to the Offer to Exchange, including Annex A, Selected Summarized Financial Data*

(a)(1)(E)	Revised Instructions To Election Form And Information Sheet, and Election Form and Information Sheet*

(a)(1)(F)	Transmittal Letter, dated December 14, 2010*

(a)(1)(G)	Second Amendment to the Offer to Exchange*

(a)(1)(H)	Transmittal Letter, dated December 17, 2010*

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

PhotoMedex, Inc.

Date: January 12, 2011	/s/ Dennis McGrath
President and Chief Executive Officer